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18007034

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SEC Mail Processing Section

MAR 29 2018

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amerivet Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26550 Silverado Court
(No. and Street)

Moreno Valley (City) CA (State) 92555 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elton Johnson, Jr. (949) 231-8546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Elton Johnson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amerivet Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Elton Johnson Jr.
Signature

PRESIDENT & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CA
County of Riverside
Subscribed and sworn to (or affirmed) before me on this 7 day of March, 2018 by Elton Johnson Jr proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

CARL W. JECH
Commission # 2135422
Notary Public - California
Riverside County
My Comm. Expires Dec 30, 2019

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Amerivet Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Amerivet Securities, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
Northridge, California
March 12, 2018

Amerivet Securities, Inc.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash			$ 6
Deposit with clearing broker			10,000
Receivable from shareholder			1,786
Total Assets			**$ 11,792**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities			
Accrued expenses			$ 900
Total Liabilities			900
Shareholders' Equity			
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	$	1,000	
Paid-in capital		263,573	
Accumulated deficit		(253,681)	
Total Shareholders' Equity			10,892
Total Liabilities and Shareholders' Equity			**$ 11,792**

Amerivet Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2017

Revenues		
Commission	$	1,636
Consulting fees		16,934
Other income		8,139
Total Revenues		26,709
Expenses		
Officer's fee		20,464
Outside service		1,629
Professional fees		5,456
Regulatory fees		5,706
Other		3,241
Total Expenses		36,496
Net income before tax expense		(9,787)
Income tax expense		800
Net Income (Loss)	**$**	**(10,587)**

See Report of Independent Registered Public Accounting Firm and Accompanying Notes to Financial Statements

Amerivet Securities, Inc.
Statement of Changes In Shareholders' Equity
For The Year Ended December 31, 2017

	Common Stock Shares	Common Stock	Paid-In Capital	Accumulated Deficit	Total
Balance December 31, 2016	1,000	$ 1,000	$ 263,573	$ (243,094)	$ 21,479
Net Income (Loss)		-	-	(10,587)	(10,587)
Balance December 31, 2017	**1,000**	**$ 1,000**	**$ 263,573**	**$ (253,681)**	**$ 10,892**

See Report of Independent Registered Public Accounting Firm and Accompanying Notes to Financial Statements

Amerivet Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net income (loss)	$	(10,587)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Receivable, related party		10,496
(Decrease) increase in:		
AP & accrued expenses		100
Bank overdraft		(3)
Net cash flows provided by operating activities		6
Net cash flows provided by investing activities		-
Net cash flows provided by financing activities		-
Net increase in cash		6
Cash at December 31, 2016		-
Cash at December 31, 2017	**$**	**6**

Supplemental diclosure of cash flow Information:		
Interest paid	$	-
Income taxes paid	$	-

Amerivet Securities, Inc.
Notes to Financial Statements
December 31, 2017

Note 1 – Organization and Nature of Business

Amerivet Securities, Inc. (the "Company"), was incorporated in the State of California on August 6, 1993. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The only source of income currently is from mutual fund trailers and consulting agreements with the California State Controller's Office.

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2 – Significant Accounting Policies

Basis of Presentation – These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the Unites States of America. Revenues are recognized in the period earned and expenses when incurred, which is required by the SEC and FINRA.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition– Revenue consists of mutual fund trailers and consulting agreements with the California State Controller's Office, which is recognized when earned. The Company is evaluating new revenue recognition standards for brokers and dealers and will implement as required.

Financial Instruments and Credit Risk – Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accrued expenses.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgement regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as a part of income tax expense, if any.

The Company is subject to California income tax, of which there is a minimum corporate tax of $800.

Recent Accounting Pronouncements – Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Fair Value – Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 3 – Related Party Transactions

During 2017, the Company paid the President $20,464 for services rendered.

During 2003, the Company advanced a shareholder $24,429. The shareholder has been repaying the advance. During 2017, a shareholder repaid $10,495. The balance at December 31, 2017 is $1,787.

Note 4 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at December 31, 2017 are as follows:

Note 4 – Income Taxes (continued)

Deferred tax assets (liabilities):		
Net operating loss carryover		66,142
Total net deferred tax assets		66,142
Less valuation allowance		(66,142)
	$	-

The Company has established valuation allowances equal to the total gross deferred tax assets due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. The valuation allowance increased by $10,486 during the year ended December 31, 2017.

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income before income taxes as a result of the following:

Tax at U.S. statutory rate of 34%	$	(3,599)
Change in valuation allowance		3,599
Income tax provision (benefit)	$	-

As of December 31, 2017, the Company had federal net operating loss carryforwards of approximately $164,000, which will expire in varying amounts beginning in 2019, if not utilized. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years.

The Company recorded the minimum corporate tax of $800 due to the state of California.

Note 5 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for the year ending December 31, 2017 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 6 – Office Space

The Company utilizes office space provided by a shareholder free of charge.

Note 7 – Commitments and Contingencies

The Company did not have fidelity bond coverage for a three-month period during 2017.

Note 8 – Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 9 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $9,106 which was $4,106 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($900) to net capital was 0.1 to 1.

Note 10 – Reconciliation of Audited Net Capital to Unaudited Focus

There was a difference of $100 between the computation of net capital and the net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule	$ 9,206
Adjustments	
Accumulated deficits	(2,600)
Non-allowable assets	2,500
Net capital per audited statements	$ 9,106

Amerivet Securities, Inc.
Schedule I - Computation of Net Capital Requirement
December 31, 2017

Computation of Net Capital		
Common stock	$	1,000
Additional paid-in capital		263,573
Accumulated deficits		(253,681)
Total stockholders' equity		10,892
Nonallowable assets		
Receivable, related party		(1,786)
Net Capital	$	9,106
Computation of Net Captial Requirements		
Minimum net aggregate indebtedness		
6-2/3 % of net aggregate indebtedness	$	60
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above)	$	5,000
Excess Net Capital	$	4,106
Aggregate Indebtedness	$	900
Ratio of aggregate Indebtedness to net capital		0.1 : 1

There was a difference of $100 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017 (See Note 10).

See Report of Independent Registered Public Accounting Firm

Amerivet Securities, Inc.

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 As of December 31, 2017

A computation of reserve requirement is not applicable to Amerivet Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 As of December 31, 2017

Information relating to possession or control requirements is not applicable to Amerivet Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

AMERIVET SECURITIES, INC.
26550 Silverado Court, Moreno Valley, CA 92555-5927
(888) 960-0644 (Main) / (951) 346-5533 (Fax)
operations@amerivetsecurities.com (Email) / www.amerivetsecurities.com (Website)
CRD #34786 / NFA #0250732 / IARD #34786 (MEMBER: FINRA, NFA, SIPC)
NAICS CODES: 523120 (securities brokerage) / 523140 (commodities brokerage) / 561611 (investment advisory services)

MEMORANDUM FOR RECORD

SUBJECT: Assertions Regarding Exemption Provisions

We, as members of management of Amerivet Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2017.

Amerivet Securities, Inc.

By:

Elton Johnson, Jr.
President & CEO

12 March 2018

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Amerivet Securities, Inc identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Amerivet Securities, Inc claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Amerivet Securities, Inc stated that Amerivet Securities, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Amerivet Securities, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Amerivet Securities, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 12, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

March 12, 2018

To the Directors and Equity Owners of
Amerivet Securities, Inc.
26550 Silverado Court
Moreno Valley, CA 92555

We have audited the financial statements of Amerivet Securities, Inc. (The Company) as of and for the year ended December 31, 2017, and have issued our report thereon dated March 12, 2018. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility in Relation to the Financial Statement Audit

As we previously communicated to you in our engagement letter, our responsibility, as described by professional standards, is to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Our audit of the financial statements does not relieve you or management of its respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, as part of our audit, we considered the internal control of the Company solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Planned Scope and Timing of the Audit

We conducted our audit consistent with the planned scope and timing we previously communicated to you.

Compliance with All Ethics Requirements Regarding Independence

The engagement team, others in our firm, as appropriate, and our firm, have complied with all relevant ethical requirements regarding independence.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the

appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during the year. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Amerivet Securities, Inc. are included in Note 1 to the financial statements.

Critical Accounting Estimates
Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There were no critical accounting estimates affecting the financial statements that were necessary to disclose.

Significant Unusual Transactions
For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Internal Control Issues
During the course of our audit work we encountered no significant control deficiencies in your system of internal control

Related-party Relationships and Transactions
As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted that the Company did have transactions with related parties. Details of those transactions are included in the footnotes to the financial statements.

Quality of the Company's Financial Reporting
Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. During the course of the audit we encountered no instances of inappropriate accounting policies or

practices and no indication of any bias in management's judgments about the amounts and disclosures in the financial statements.

Uncorrected and Corrected Misstatements
Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. If applicable, we have included in the reporting package that accompanies this letter, a schedule summarizing the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Identified or Suspected Fraud
We received no communication or obtained information that indicates fraud may have occurred.

Exceptions to Exemption Provisions
In connection with our review of the Company's exemption report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit
We encountered no significant difficulties in dealing with management in performing and completing our audit.

Representations Requested from Management
We have requested and received certain written representations from management as of the audit report date.

Management's Consultations with Other Accountants
In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Other Significant Matters, Findings or Issues
Our responsibility also includes communication to you other findings or issues, if any, arising from the audit that are, in our professional judgment, significant and relevant to those charged with governance regarding their oversight of the financial reporting process, including matters identified with respect to related party entities. We have no other matters, findings or issues to communicate.

Supplemental Information
Based on the regulatory requirements of SEC Rule 17a-5, the Company presents that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This communication is intended solely for the use of the Board of Directors and/or management of Amerivet Securities, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

Vince Alvarez, CPA

K:\Word Perfect Files\Broker Dealer Audits\December 31, 2017\W1301\C. A. Botzum & Co Exit Letter 1301.docx